UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated December 21, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: December 22, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

December 21, 2005

TSX-V: EPZ

 www.esperanzasilver.com

NEWS RELEASE

More Gold in Drill Holes at La Esperanza

Project Renamed to Cerro Jumil

Esperanza Silver Corp. (“Esperanza” or “the Company”) announces initial results of its Phase II drilling program at the La Esperanza project in Mexico. Gold, including 21 meters of 1.48 grams per tonne, has been found in the first three drill-holes completed in the South-East zone. The project is a bulk-tonnage gold target with geologic similarities to the nearby Los Filos deposit owned by Goldcorp.

The Phase II program is designed to test surface gold anomalies discovered during a sampling program completed in July, 2005.  Geological mapping and sampling identified a potential zone of gold mineralization, the Southeast Zone that contains significant gold values in rock out crops over a 1300 meter strike length.  A total of 3000 meters of diamond core drilling is currently planned. Three drill holes were collared near the center of the 1300 meter zone. Subsequent holes will be spaced at approximately 50 to 100 meter intervals along the trend of mineralization.

An additional drill-hole (DDH05-09) was collared in the West Zone – the area previously discovered during the Phase I drilling in March, 2005.  This hole established that gold mineralization in the West Zone persists to at least 200 meters down dip of the surface out crop.

The full results are as follows:

Drill Hole	From (meters)	To (meters)	Interval Length (meters)	Grade (grams Au/tonne)
SouthEast Zone
DHE – 05-10	15.2	23.0	7.8	2.04
DHE – 05-11	14.00	52.9	38.9	0.99
includes	14.00	35.1	21.1	1.48
DHE – 05-12	59.2	72.4	13.2	0.78
West Zone
DHE – 05-09	179.2	182.2	3.0	0.96

Esperanza also announces that new reconnaissance sampling has discovered further mineralization approximately 500 meters northwest of the west zone. Three grab samples along a new skarn zone yielded 2.8, 0.9 and 2.2 grams of gold per tonne respectively. i

Finally, the Company announces that it has renamed the project Cerro Jumil. This has been done to avoid on-going confusion between the Company and project names.

Bill Pincus, Esperanza’s President said, “These new drill results confirm the presence of subsurface mineralization in the Southeast Zone. This greatly expands the potential of the project beyond the previously drilled mineralization found in the West Zone. These two areas coupled with the new reconnaissance results discussed above indicate the potential for multiple ore-bodies at Cerro Jumil.”

For further information contact:

William (Bill) Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

Endnotes

i William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.